EXHIBIT 99.1

B2Gold Reports Q2 2026 Results; Strong Operating Performance at the Fekola, Masbate, and Otjikoto Mines led to Higher than Expected Gold Production and Lower than Expected All-In Sustaining Costs; Menankoto Exploitation Permit Expected to be Issued in the Near-Term by the State of Mali

VANCOUVER, British Columbia, Aug. 06, 2026 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its operational and financial results for the second quarter of 2026. All dollar figures are in United States dollars unless otherwise indicated.

2026 Second Quarter Highlights

  Gold production of 203,648 ounces: Consolidated gold production in the second quarter of 2026 was 203,648 ounces, in line with expectations. Gold production at Fekola, Masbate and Otjikoto was higher than anticipated, offset by lower than anticipated gold production at Goose as a result of a previously reported fire in certain areas of the crushing circuit in April 2026.

  Consolidated cash operating costs of $1,201 per gold ounce produced: Consolidated cash operating costs (see “Non-IFRS Measures”) were $1,201 per gold ounce produced ($1,127 per gold ounce sold) during the second quarter of 2026. Cash operating costs per ounce produced for the second quarter of 2026 were lower than anticipated mainly as a result of lower than expected processing costs at Masbate, with Fekola, Otjikoto and Goose relatively in-line with expectations.

  Consolidated all-in sustaining costs of $2,356 per gold ounce sold: Consolidated all-in sustaining costs (see “Non-IFRS Measures”) were $2,356 per gold ounce sold during the second quarter of 2026. Consolidated all-in sustaining costs for the second quarter of 2026 were lower than anticipated as a result of lower than expected production costs, and lower than expected sustaining capital expenditures.

  Attributable net income of $0.31 per share; adjusted attributable net income of $0.03 per share: Net income attributable to the shareholders of the Company of $417 million, or $0.31 per share; adjusted net income (see “Non-IFRS Measures”) attributable to the shareholders of the Company of $41 million, or $0.03 per share. Adjusted net income in the second quarter of 2026 excluded a gain on sale of mining interests of $292 million and unrealized gains on derivative instruments of $135 million, amongst other items. Included in adjusted net income for the second quarter of 2026 is $71 million of realized losses on the Company's gold collars. Final settlement of the gold collar contracts will be completed in January 2027.

  Operating cash flow before working capital adjustments of $94 million and free cash outflow of $258 million: Cash flow provided by operating activities before working capital adjustments of $94 million, and free cash outflow (see “Non-IFRS Measures”) of $258 million in the second quarter of 2026. Free cash outflow during the second quarter was mainly the result of higher cash tax payments (including a higher priority dividend paid to the State of Mali), the impact of the prepaid gold sales (the “Gold Prepay”), and higher production costs, which more than offset higher gold revenues. Free cash flow for the second quarter of 2026 does not include the $325 million of cash proceeds on sale of the Finland properties.

  Repurchased $92 million of shares under the Company's renewed normal course issuer bid: On April 1, 2026, the Toronto Stock Exchange accepted the notice of B2Gold's intention to renew its normal course issuer bid (“NCIB”). The renewed NCIB commenced on April 3, 2026 and will expire no later than April 2, 2027. Under the NCIB, the Company may purchase up to 132,662,594 common shares, representing 10% of the public float as of March 20, 2026. During the second quarter of 2026, the Company repurchased a total of 19 million shares for $92 million.

  Menankoto Exploitation Permit Status: During the week of July 27, 2026, B2Gold senior executives completed productive meetings with key government officials of the State of Mali, who have confirmed all the required steps to finalize approval of the Menankoto exploitation permit (the “Menankoto Exploitation Permit”) have been completed. The permit is now awaiting approval by the Council of Ministers of Mali, which B2Gold anticipates will occur in the near future. The Menankoto Exploitation Permit together with the Dandoko exploration permit, make up Fekola Regional, a key near-term production growth driver for B2Gold. B2Gold and the State of Mali remain committed to the agreement entered into in September 2024 related to the ongoing operation and governance of the Fekola Mine and Fekola Regional (together “Fekola Complex”).

  Sold 70% interest in Fingold Ventures Ltd. (“Fingold”) to Agnico Eagle Mines Ltd. (“Agnico Eagle”) for $325 million: On April 23, 2026, B2Gold announced that it had completed the sale of its 70% interest in Fingold to Agnico Eagle for cash consideration of $325 million.

  Completed final delivery of ounces into the Gold Prepay contracts: As of June 30, 2026, the Company had delivered all 264,768 ounces into the Gold Prepay contracts. With all future gold sales expected at spot prices, free cash flow is anticipated to improve in the second half of 2026 relative to the second quarter of 2026.

  Strong financial position and liquidity: At June 30, 2026, the Company had cash and cash equivalents of $287 million and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $405 million. During the second quarter of 2026, the Company repaid $75 million on the Company's $800 million revolving credit facility (“RCF”), leaving the full $800 million available for future drawdowns as of June 30, 2026.

  Consolidated gold production guidance range narrowed to between 820,000 and 920,000 ounces: The Company is modifying the gold production guidance ranges for each of Fekola, Masbate, Otjikoto, and Goose to reflect year-to-date operating performance and expected results in the second half of 2026. The largest change relates to Fekola Regional, based on delays in issuance of the Menankoto Exploitation Permit. Consolidated gold production for 2026 is now expected to be between 820,000 and 920,000 ounces (previously between 820,000 and 970,000 ounces). Based on the mine-by-mine production guidance changes, consolidated cash operating costs guidance remains unchanged between $1,155 and $1,280 per gold ounce produced, while consolidated all-in sustaining costs guidance for 2026 is now forecast to be between $2,370 and $2,550 per gold ounce sold (previously between $2,400 and $2,580 per gold ounce sold). The Company believes consolidated all-in sustaining costs for 2026 will be at or below the low-end of this updated guidance range.

  Q3 2026 dividend of $0.02 per share declared: On August 6, 2026, B2Gold's Board of Directors declared a cash dividend for the third quarter of 2026 of $0.02 per common share (or an expected $0.08 per share on an annualized basis), payable on September 23, 2026, to shareholders of record as of September 10, 2026.

Mike Cinnamond, President and CEO of B2Gold, said “B2Gold delivered a solid second quarter, with production across our operating portfolio largely in line with expectations, highlighted by stronger-than-anticipated performance from Fekola, Masbate and Otjikoto. Following recent visits to Mali to discuss the status of issuance of the Menankoto Exploitation Permit, we believe that all necessary steps in the approval process have now been completed, and are confident that the permit will be approved by the Council of Ministers of Mali in the near future. Receipt of the Menankoto Exploitation Permit will be an important milestone that allows B2Gold to commence mining within Fekola Regional and supports the continued long-term growth of the Fekola Complex. At Goose, while the previously reported fire in certain areas of the crushing circuit temporarily impacted production during the second quarter, the quick and well-executed response of our team safely contained the incident, limiting the damage and resulting in no injuries to employees. Repair of the crushing circuit is progressing as planned and is on track for completion in the third quarter. During the second quarter, we further strengthened our balance sheet through the sale of our interest in Fingold for $325 million in cash, unlocking significant value for our shareholders. Other highlights from the second quarter included repurchasing $92 million of shares under our NCIB and completing the final deliveries into our Gold Prepay contracts. As we look forward to the second half of 2026 and into 2027, B2Gold expects to generate significant free cash flow at prevailing metal prices, enabling us to reinvest in our business, fund our prospective exploration projects, and increase capital returns to shareholders.”

2026 Guidance

2026 Guidance (100% Basis)(1)	Fekola Complex(2)	Masbate	Otjikoto	Goose	Operations and Projects Total
Gold Production (koz)	390 - 420	180 - 200	80 - 100	170 - 200	820 - 920
Cash Operating Costs ($/oz produced)(3)	1,060 - 1,160	900 - 1,000	1,200 - 1,300	1,610 - 1,810	1,155 - 1,280
All-In Sustaining Costs ($/oz sold)(3)	2,670 - 2,820	1,430 - 1,580	1,830 - 1,980	2,670 - 2,970	2,370 - 2,550

(1) Totals may not add due to rounding. Estimates are based on a $5,000 per oz gold price assumption for 2026.
(2) The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal open pits and Fekola underground), and Fekola Regional (comprised of the consolidated Menankoto permit, and the Dandoko permit).
(3) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".

Second Quarter 2026 Results

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Gold revenue ($ in thousands)	789,354	692,206	1,948,009	1,224,313
Net income ($ in thousands)	419,620	160,753	625,170	223,317
Earnings per share – basic(1) ($/ share)	0.31	0.12	0.46	0.16
Earnings per share – diluted(1) ($/ share)	0.29	0.10	0.42	0.14
Cash (used) provided by operating activities ($ thousands)	(78,755)	255,081	460,726	433,869
Average realized gold price ($/ ounce)	3,767	3,290	4,009	3,104
Adjusted net income(1)(2) ($ in thousands)	40,881	162,839	300,758	284,689
Adjusted earnings per share(1)(2) – basic ($)	0.03	0.12	0.23	0.22
Free cash flow(2) ($ in thousands)	(257,516)	11,977	104,284	5,052
Consolidated operations results:
Gold sold (ounces)	209,537	210,384	485,883	394,382
Gold produced including pre-commercial production from Goose (ounces)	203,648	229,454	441,411	422,206
Gold produced excluding pre-commercial production from Goose (ounces)	203,648	228,762	441,411	421,514
Production costs ($ in thousands)	236,211	160,363	470,049	322,357
Cash operating costs(2) ($/ gold ounce sold)	1,127	762	967	817
Cash operating costs(2) ($/ gold ounce produced)	1,201	745	1,096	785
Total cash costs(2) ($/ gold ounce sold)	1,642	1,132	1,506	1,123
All-in sustaining costs(2) ($/ gold ounce sold)	2,356	1,519	2,133	1,525

(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
(3) Cash operating costs per gold ounce sold, cash operating costs per gold ounce produced, total cash costs per gold ounce sold and all-in sustaining costs per gold ounce sold do not include the results of pre-commercial production from the Goose Mine.

Liquidity and Capital Resources

B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2026, the Company had cash and cash equivalents of $287 million and working capital (defined as current assets less assets classified as held for sale and current liabilities) of $405 million. During the first half of 2026, the Company repaid a net $150 million on the Company's RCF, leaving the full $800 million available for future drawdowns. Subsequent to June 30, 2026, the Company drew down $95 million under the RCF to fund working capital initiatives, predominantly the purchase of annual fuel requirements for Goose that will be transported to site in early 2027.

Third Quarter 2026 Dividend

On August 6, 2026, B2Gold’s Board of Directors declared a cash dividend for the third quarter of 2026 (the “Q3 2026 Dividend”) of $0.02 per common share (or an expected $0.08 per share on an annualized basis), payable on September 23, 2026, to shareholders of record as of September 10, 2026.

The Company currently has a Dividend Reinvestment Plan (“DRIP”). For the purposes of the Q3 2026 Dividend, the Company has determined that no discount will be applied to calculate the Average Market Price (as defined in the DRIP) of its common shares issued from treasury. Beneficial shareholders who wish to participate in the DRIP should contact their financial advisor, broker, investment dealer, bank, financial institution, or other intermediary through which they hold common shares for instructions on how to enroll in the DRIP.

This dividend is designated as an “eligible dividend” for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with B2Gold's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

For more information regarding the DRIP and enrollment in the DRIP, please refer to the Company's website at https://www.b2gold.com/investors/stock_info/.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

The Company has filed a registration statement relating to the DRIP with the U.S. Securities and Exchange Commission that may be obtained under the Company's profile on the U.S. Securities and Exchange Commission's website at http://www.sec.gov/EDGAR or by contacting the Company using the contact information at the end of this news release.

Operations

Fekola Complex - Mali

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Gold revenue ($ in thousands)	518,048	377,316	1,252,898	631,983
Gold sold (ounces)	114,384	115,184	266,740	202,992
Average realized gold price ($/ ounce)	4,529	3,276	4,697	3,113
Tonnes of ore milled	2,362,456	2,341,718	4,909,404	4,788,389
Grade (grams/ tonne)	1.67	1.84	1.62	1.57
Recovery (%)	91.8	91.2	91.7	91.1
Gold production (ounces)	116,281	126,361	233,731	220,166
Production costs ($ in thousands)	129,212	96,121	240,215	185,146
Cash operating costs(1) ($/ gold ounce sold)	1,130	834	901	912
Cash operating costs(1) ($/ gold ounce produced)	1,185	798	1,066	870
Total cash costs(1) ($/ gold ounce sold)	1,920	1,369	1,731	1,361
All-in sustaining costs(1) ($/ gold ounce sold)	2,289	1,721	2,098	1,815
Capital expenditures ($ in thousands)	39,567	53,379	86,652	117,382
Exploration ($ in thousands)	—	—	—	—

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal open pits and Fekola underground), owned 80% by B2Gold and 20% by the State of Mali, and Fekola Regional (comprised of the consolidated Menankoto permit and the Dandoko permit), which will be owned 65% by B2Gold and 35% by the State of Mali. Fekola Regional is located approximately 20 kilometers (“km”) from the Fekola Mine.

During the week of July 27, 2026, B2Gold senior executives completed productive meetings with key government officials of the State of Mali, who have confirmed all the required steps to finalize approval of the Menankoto Exploitation Permit have been completed. The permit is now awaiting approval by the Council of Ministers of Mali, which B2Gold anticipates will occur in the near future. Upon issuance of the Menankoto Exploitation Permit, mining pre-stripping activities will commence. Fekola Regional is expected to ramp up operations through the end of 2027, and produce in excess of 150,000 ounces of gold per year from 2028 through the mid-2030’s.

For the second quarter of 2026, production from Fekola was 116,281 ounces of gold. Gold production in the second quarter of 2026 was higher than anticipated due to higher mill throughput and higher mill feed grade.

Cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2026 were $1,185 per ounce produced ($1,130 per gold ounce sold). Cash operating costs per ounce produced for the second quarter of 2026 were in line with expectations as higher than expected gold production was offset by higher than expected mining costs due to accelerated mining of the Fekola open pit as a result of delays in receiving the Menankoto exploitation permit.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2026 were $2,289 per gold ounce sold. All-in sustaining costs for the second quarter of 2026 were lower than anticipated due to higher than expected gold ounces sold, lower than expected sustaining capital expenditures, and a slightly lower than expected royalties expense per ounce sold.

Capital expenditures for the Fekola Mine in the second quarter of 2026 totalled $40 million primarily consisting of $19 million for deferred stripping, $12 million for major rebuilds of mobile equipment, $3 million for Fekola underground development, and $3 million for general site projects. Capital expenditures for Fekola Regional in the second quarter of 2026 totalled $28 million, primarily related to $17 million of mobile equipment purchases and $11 million of other site preparation projects.

The Fekola Complex is now expected to produce between 390,000 and 420,000 ounces of gold in 2026 (previously between 410,000 and 460,000 ounces). The reduction in gold production guidance for Fekola reflects better than anticipated gold production in the first half of 2026, which was offset by lower anticipated gold production from Fekola Regional in the second half of 2026.

Cash operating costs guidance of between $1,060 and $1,160 per gold ounce produced and all-in sustaining costs guidance of between $2,670 and $2,820 per gold ounce sold remain unchanged for 2026. The Company expects to be at or below the low end of the all-in sustaining costs guidance range for Fekola.

Goose Mine - Canada

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Gold revenue ($ in thousands)	77,696	—	297,223	—
Gold sold (ounces)	17,426	—	61,871	—
Average realized gold price ($/ ounce)	4,459	—	4,804	—
Tonnes of ore milled	72,334	9,206	252,518	9,206
Grade (grams/ tonne)	5.87	2.74	7.33	2.74
Recovery (%)	93.9	85.3	93.6	85.3
Gold production (ounces)	12,890	692	55,766	692
Production costs ($ in thousands)	38,107	—	102,385	—
Cash operating costs(1) ($/ gold ounce sold)	2,187	—	1,655	—
Cash operating costs(1) ($/ gold ounce produced)	2,935	—	1,949	—
Total cash costs(1) ($/ gold ounce sold)	2,287	—	1,750	—
All-in sustaining costs(1) ($/ gold ounce sold)	6,390	—	3,815	—
Capital expenditures ($ in thousands)	67,604	—	138,279	—
Exploration ($ in thousands)	3,345	—	9,763	—

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Back River Gold District in Canada consists of several mineral claims blocks along an 80 km belt and contains the most advanced project in the district, the 100% owned Goose Mine.

B2Gold acknowledges our partner the Kitikmeot Inuit Association (“KIA”), who has played a critical role for many years to ensure the development of a successful gold mining operation at the Goose Mine. Respect and collaboration with the KIA is central to the license to operate in the Back River Gold District and the Company will continue to prioritize developing the district in a manner that recognizes Inuit priorities, addresses concerns and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot communities. With its significant gold resource endowment, the Back River Gold District is expected to be a large, long life mining complex.

On April 17, 2026, the Company announced that a fire had occurred in certain areas of the crushing circuit at Goose. No injuries were reported and no medical treatment was required related to the fire. The fire damage was localized to the crushing circuit area. There was no damage or impact to the mill or power facility. A revised processing plan was developed for the second and third quarters of 2026 based on the use of the existing mobile crushers to feed crushed ore directly to the fine ore stockpile while repairs to the crushing circuit related to the fire are completed. An additional mobile crusher and supporting equipment was purchased and transported to site, at an expected final cost of $16 million, to supplement the existing mobile crushers. The Company estimates that repairs will be completed in the third quarter of 2026 at a cost of approximately $13 million, excluding the purchase of the additional mobile crusher.

These repairs will coincide with the first phase of the upgrades to Goose crushing circuit comprised of the previously announced addition of a run-of-mine bin and apron feeder, plus a new larger jaw crusher and rock breaker. The total cost of the first phase of crushing circuit upgrades is expected to be approximately $11 million. B2Gold reiterates its estimate that Goose crushing circuit will be able to operate at an average daily capacity of approximately 3,200 tonnes per day by the end of the third quarter of 2026, as a result of the first phase of upgrades. Additionally, the Company is pursuing a second phase of crushing circuit upgrades that are scheduled to be implemented by the end of the first half of 2027 in order to increase the name-plate capacity of the crushing circuit. The total cost of the second phase of crushing circuit upgrades is expected to be $25 million, within the previously announced estimate of $20 to $30 million. The second phase of crusher upgrades include the installation of larger cone crushers, additional surge bins and feeders to optimize crusher performance, and upgraded conveyors to support higher throughput. Upon completion of the first and second phases of the crusher upgrades noted above, the Company expects crushing capacity will be increased to an average of 4,000 tonnes per day by the end of the first half of 2027.

The additional mobile crusher that was transported to site in July 2026, as described above, is anticipated to be operational in early August 2026. Based on anticipated design rates of the new mobile crusher, combined with the existing mobile crushers currently in operation at site, B2Gold believes mobile crushing capacity will be in excess of 3,000 tonnes per day beginning in early August 2026.

For the second quarter of 2026, production from Goose was 12,890 ounces of gold. Gold production in the second quarter was lower than anticipated due to lower than expected mill throughput as a result of the previously announced fire in the crushing circuit, partially offset by higher than expected mill feed grade.

Cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2026 were $2,935 per gold ounce produced ($2,187 per gold ounce sold). Cash operating costs per ounce produced for the second quarter of 2026 were approximately in line with expectations.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2026 were $6,390 per gold ounce sold. All-in sustaining costs for the second quarter of 2026 were higher than anticipated as a result of lower than expected gold ounces sold and higher than expected sustaining capital expenditures. Sustaining capital expenditures were higher than anticipated as a result of expected catch-up on costs not incurred in the first quarter.

Capital expenditures in the second quarter of 2026 totalled $68 million primarily consisting of $26 million for site infrastructure and civil projects, $18 million for deferred stripping, $9 million for Umwelt underground development, and $9 million for mobile equipment purchases.

The Company is narrowing the gold production guidance range for Goose based on actual gold production results in the first half of 2026, combined with gold production estimates for the second half of 2026. Goose is now expected to produce between 170,000 and 200,000 ounces of gold in 2026 (previously between 170,000 and 230,000 ounces).

Cash operating costs guidance of between $1,610 and $1,810 per gold ounce produced and all-in sustaining costs guidance of between $2,670 and $2,970 per gold ounce sold remain unchanged for 2026.

Masbate Mine – Philippines

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Gold revenue ($ in thousands)	244,777	132,698	474,103	262,091
Gold sold (ounces)	55,775	39,900	102,701	84,350
Average realized gold price ($/ ounce)	4,389	3,326	4,616	3,107
Tonnes of ore milled	2,187,987	2,191,599	4,477,934	4,469,631
Grade (grams/ tonne)	0.92	0.93	0.95	0.88
Recovery (%)	78.2	77.8	77.3	77.1
Gold production (ounces)	51,039	50,738	103,947	97,107
Production costs ($ in thousands)	45,187	34,468	74,302	72,484
Cash operating costs(1) ($/ gold ounce sold)	810	864	723	859
Cash operating costs(1) ($/ gold ounce produced)	804	801	729	816
Total cash costs(1) ($/ gold ounce sold)	1,024	1,086	959	1,052
All-in sustaining costs(1) ($/ gold ounce sold)	1,236	1,497	1,244	1,344
Capital expenditures ($ in thousands)	14,879	17,499	30,798	25,232
Exploration ($ in thousands)	893	531	1,301	951

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine continued its strong performance in the second quarter of 2026 with gold production of 51,039 ounces. Gold production in the second quarter of 2026 was higher than anticipated primarily as a result of higher mill throughput and gold recoveries.

The Masbate Mine's cash operating costs (see “Non-IFRS Measures”) for the second quarter of 2026 were $804 per ounce produced ($810 per gold ounce sold). Cash operating costs per ounce produced for the second quarter of 2026 were lower than anticipated as a result of higher than expected gold production as well as lower operating costs due primarily to lower than expected processing costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2026 were $1,236 per gold ounce sold. All-in sustaining costs for the second quarter of 2026 were lower than anticipated primarily as a result of lower than expected production costs.

Capital expenditures in the second quarter of 2026 totalled $15 million, primarily consisting of $3 million for the solar plant, $3 million for major overhauls in the mill, $2 million in mobile equipment purchases and major rebuilds, $2 million for mine development and $2 million for tailings storage facility construction projects.

Masbate is now expected to produce between 180,000 and 200,000 ounces of gold in 2026 (previously between 170,000 and 190,000 ounces). The increase in gold production guidance for Masbate reflects better than anticipated gold production in the first half of 2026, with strong operating results expected to continue through year-end.

Cash operating costs guidance of between $900 and $1,000 per gold ounce produced and all-in sustaining costs guidance of between $1,430 and $1,580 per ounce sold remain unchanged for 2026. The Company expects to be at or below the low end of the all-in sustaining costs guidance range for Masbate.

Otjikoto Mine - Namibia

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025

Gold revenue ($ in thousands)	96,704	182,192	251,806	330,239
Gold sold (ounces)	21,952	55,300	54,571	107,040
Average realized gold price ($/ ounce)	4,405	3,295	4,614	3,085
Tonnes of ore milled	859,828	883,004	1,596,394	1,726,061
Grade (grams/ tonne)	0.87	1.84	0.96	1.90
Recovery (%)	97.7	98.7	97.9	98.8
Gold production (ounces)	23,438	51,663	47,967	104,241
Production costs ($ in thousands)	23,705	29,774	53,147	64,727
Cash operating costs(1) ($/ gold ounce sold)	1,080	538	974	605
Cash operating costs(1) ($/ gold ounce produced)	1,190	560	1,040	577
Total cash costs(1) ($/ gold ounce sold)	1,255	670	1,159	728
All-in sustaining costs(1) ($/ gold ounce sold)	1,480	825	1,389	869
Capital expenditures ($ in thousands)	7,676	4,709	14,889	8,316
Exploration ($ in thousands)	1,303	2,382	2,598	4,213

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Otjikoto in Namibia, in which the Company holds a 90% interest, produced 23,438 ounces of gold in the second quarter of 2026. Higher than anticipated production in the second quarter of 2026 was primarily due to higher than expected average mill feed grade as a result of greater ore volumes than expected from higher grade underground sources.

Cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2026 were $1,190 per gold ounce produced ($1,080 per ounce gold sold). Cash operating costs per ounce produced for the second quarter of 2026 were lower than anticipated as a result of higher than expected gold production partially offset by higher than expected underground mining costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2026 were $1,480 per gold ounce sold. All-in sustaining costs per ounce sold for the second quarter of 2026 were lower than anticipated as a result of lower than expected cash operating costs per ounce sold and lower than expected sustaining capital expenditures.

Capital expenditures for the second quarter of 2026 totalled $8 million, primarily consisting of $5 million for Antelope development and $2 million for Wolfshag underground development.

Otjikoto is now expected to produce between 80,000 and 100,000 ounces of gold in 2026 (previously between 70,000 and 90,000 ounces). The increase in gold production guidance for Otjikoto reflects better than anticipated gold production in the first half of 2026, with strong operating results expected to continue through year-end.

Cash operating costs guidance of between $1,200 and $1,300 per ounce produced and all-in sustaining costs guidance of between $1,830 and $1,980 per ounce sold remain unchanged for 2026. The Company expects to be at or below the low end of the all-in sustaining cost guidance range for Otjikoto.

Outlook

Consolidated gold production of 441,411 ounces in the first half of 2026 exceeded corporate expectations. The higher than anticipated production helped drive lower than expected consolidated cash operating costs and all-in sustaining costs.

At Fekola, the Company remains focused on efficient operations at both the Fekola and Cardinal open-pits and Fekola underground. The expected near-term issuance of the Menankoto Exploitation Permit by the State of Mali, which along with the Dandoko exploration permit collectively forms Fekola Regional, is one of B2Gold's most important near-term growth opportunities. Once the Menankoto Exploitation Permit is received, mining pre-stripping activities can commence. Fekola Regional is expected to ramp up operations through the end of 2027 and produce in excess of 150,000 ounces of gold per year from 2028 through the mid-2030’s.

At Goose, remediation repairs as a result of the fire in certain areas of the crushing circuit remain ongoing in conjunction with phase one of the planned Goose crushing circuit upgrades. The Company anticipates a continued ramp-up in mill throughput through the remainder of 2026 and into 2027. Phase two of the planned Goose crushing circuit upgrades will be completed in the first half of 2027, at which time the Company anticipates the Goose mill to operate at an average of 4,000 tonnes per day. B2Gold remains confident that Goose will be able to produce average gold production of 300,000 per year over the medium-term.

At Masbate, strong gold production results from the first half of 2026 are expected to continue throughout the remainder of the year. As a result, the Company is increasing the Masbate gold production guidance for 2026 and anticipates that all-in sustaining costs will be at or below the low-end of guidance.

Similarly, at Otjikoto strong gold production results from the first half of 2026 are expected to continue throughout the remainder of the year. As a result, the Company is increasing the Otjikoto gold production guidance for 2026 and anticipates that all-in sustaining costs will be at or below the low-end of guidance.

The Company is well placed to complete its budgeted capital and exploration activities for 2026, manage its financial commitments and continue to return capital to its shareholders. In addition to paying a dividend at a yield consistent with its peer group, the Company has continued to repurchase shares under its normal course issuer bid, or share buyback, program. The Company has already repurchased 35 million shares to date in 2026 for a total of $172 million and expects to repurchase further amounts as the year progresses.

Exploration also remains a key focus as B2Gold seeks to both expand its reserve and resource base at its existing operations as well as seeking out greenfield opportunities, including strategic investments in prospective junior exploration companies.

The Company's ongoing strategy is to continue to maximize responsible profitable production from its existing mines, maintain a strong financial position, realize the potential increase in gold production from the Company's existing development projects, continue exploration programs across the Company's robust land packages, evaluate new exploration, development and production opportunities and continue to return capital to shareholders.

Second Quarter 2026 Financial Results - Conference Call Details

B2Gold executives will host a conference call to discuss the results on Friday, August 7, 2026, at 8:00 am PT / 11:00 am ET.

Participants may register for the conference call here: registration link. Upon registering, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call. Participants may also dial in using the numbers below:

  Toll-free in U.S. and Canada: +1 (833) 821-2803
  International: +1 (647) 846-2419
  Web Phone: access link

The conference call will be available for playback for two weeks by dialing toll-free in the U.S. and Canada: +1 (855) 669-9658, replay access code 2939801. All other callers: +1 (412) 317-0088, replay access code 2939801.

About B2Gold

B2Gold is a responsible international gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Canada, Mali, Namibia and the Philippines, and numerous development and exploration projects in various countries.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Mike Cinnamond”
President and Chief Executive Officer

Source: B2Gold Corp.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2026; projected gold production, cash operating costs and all-in sustaining costs (on a consolidated and mine by mine basis in 2026 for the Fekola Complex, the Otjikoto Mine, the Masbate Mine and the Goose Mine; revised total consolidated gold production of between 820,000 and 920,000 ounces in 2026, with cash operating costs of between $1,155 and $1,280 per ounce and all-in sustaining costs of between $2,370 and $2,550 per ounce; 2026 production guidance for Goose expected to be between 170,000 and 200,000 ounces of gold; B2Gold's continued prioritization of operating the Goose Mine in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Mine annual gold production exceeding 300,000 ounces per year over the medium-term; the timeline and cost for repairs of the Goose crushing circuit damaged by the fire and the interim ability to utilize mobile crushers to maintain the planned production profile; the first phase of the crushing circuit upgrades bring completed by the third quarter of 2026 and the costs associated therewith; the second phase of the crushing circuit upgrades bring completed in the first half of 2027 and the costs associated therewith; upon completion of the first and second phase of the crusher circuit upgrades noted the potential for crushing capacity to be increased to an average of 4,000 tpd by the end of the first half of 2027; 2026 Fekola Complex production guidance expected to be between 390,000 and 420,000 ounces of gold due to delays in issuance of the Menankoto Exploitation Permit; 2026 production guidance for Otjikoto expected to be between 80,000 to 100,000 ounces of gold; 2026 production guidance for Masbate expecting to be between 180,000 and 200,000 ounces of gold; planned 2026 exploration budgets for Canada, Mali, Namibia, the Philippines, Kazakhstan and other grassroots projects; the entering into of a collaboration agreement with Agnico Eagle and the contents thereof; and the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of mineral reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

The projected range of all-in sustaining costs includes sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection. B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information of B2Gold’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The projected range of AISC is anticipated to be adjusted to include sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion and amortization, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion and amortization. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected AISC to a total production cash costs projection. B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information of B2Gold’s operational performance and ability to generate cash flows. AISC, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates

The disclosure in this news release was prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ in some material respects from the disclosure requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules for domestic United State issuers. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, B2Gold is not required to provide disclosure on its mineral properties under applicable SEC rules and regulations and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information and other technical information contained in this news release may not be comparable to similar information disclosed by companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

Historical results or feasibility models presented herein are not guarantees or expectations of future performance. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

B2GOLD CORP. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30 (Expressed in thousands of United States dollars, except per share amounts) (Unaudited)

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025

Gold revenue	$789,354	$692,206	$1,948,009	$1,224,313

Cost of sales
Production costs	(236,211)	(160,363)	(470,049)	(322,357)
Depreciation and depletion	(121,085)	(102,705)	(282,321)	(192,262)
Royalties and production taxes	(107,911)	(77,701)	(261,724)	(120,507)
Other cost of sales	(15,862)	—	(15,862)	—
Total cost of sales	(481,069)	(340,769)	(1,029,956)	(635,126)

Gross profit	308,285	351,437	918,053	589,187

General and administrative	(18,642)	(15,783)	(35,370)	(27,585)
Share-based payments	(5,798)	(8,134)	(14,328)	(14,003)
Gain on sale of mining interests	292,374	—	292,374	—
Write-off of plant and equipment	(49,713)	—	(49,713)	—
Foreign exchange (losses) gains	(8,884)	12,781	(19,083)	19,995
Share of net income (loss) of associates	579	(576)	5,480	178
Non-recoverable input taxes	(2,138)	(5,431)	(4,806)	(12,277)
Community relations	(1,209)	(559)	(2,490)	(1,558)
Other income (expense)	6,649	(4,219)	(886)	(15,588)
Operating income	521,503	329,516	1,089,231	538,349

Interest and financing expense	(15,387)	(4,854)	(33,785)	(10,577)
Gain on dilution of associate	6,126	—	30,129	—
Gains (losses) on derivative instruments, net	73,872	(21,153)	20,055	(64,472)
Change in fair value of gold stream	35,720	(21,754)	16,914	(52,306)
Interest income	3,603	2,913	6,695	6,085
Other income (expense)	1,702	1,729	(127)	2,085
Income from operations before taxes	627,139	286,397	1,129,112	419,164

Current income tax, withholding and other taxes	(179,857)	(160,174)	(394,202)	(246,257)
Deferred income tax (expense) recovery	(27,662)	34,530	(109,740)	50,410
Net income for the period	$419,620	$160,753	$625,170	$223,317

Attributable to:
Shareholders of the Company	$417,334	$154,424	$617,271	$212,011
Non-controlling interests	2,286	6,329	7,899	11,306
Net income for the period	$419,620	$160,753	$625,170	$223,317

Earnings per share (attributable to shareholders of the Company)
Basic	$0.31	$0.12	$0.46	$0.16
Diluted	$0.29	$0.10	$0.42	$0.14

Weighted average number of common shares outstanding (in thousands)
Basic	1,331,711	1,321,740	1,336,219	1,320,074
Diluted	1,489,867	1,477,021	1,495,062	1,473,509

B2GOLD CORP. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE AND SIX MONTHS ENDED JUNE 30 (Expressed in thousands of United States dollars) (Unaudited)

	For the three months ended June 30, 2026	For the three months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2025
Operating activities
Net income for the period	$419,620	$160,753	$625,170	$223,317
Non-cash charges, net	(179,606)	140,163	146,332	321,593
Delivery into prepaid sales	(145,927)	—	(291,222)	—
Changes in non-cash working capital	(118,441)	28,862	29,543	14,022
Changes in long-term inventory	(31,144)	(30,326)	(30,224)	(41,283)
Changes in long-term value added tax receivables	(23,257)	(44,371)	(18,873)	(83,780)
Cash (used) provided by operating activities	(78,755)	255,081	460,726	433,869

Financing activities
Proceeds from convertible senior unsecured notes, net of financing costs	—	—	—	445,913
Revolving credit facility draw downs	—	—	25,000	—
Revolving credit facility repayments	(75,000)	—	(175,000)	(400,000)
Equipment loan facility draw downs	—	3,314	—	12,304
Equipment loan facility repayments	(2,079)	(4,155)	(4,397)	(8,557)
Interest and commitment fees paid	(1,562)	(1,148)	(10,306)	(4,642)
Cash proceeds from stock option exercises	11,128	3,936	38,081	6,167
Repurchase of common shares	(92,337)	—	(171,898)	—
Dividends paid	(25,948)	(25,959)	(52,256)	(51,511)
Principal payments on lease arrangements	(5,339)	(8,441)	(12,135)	(11,413)
Distributions to non-controlling interests	(5,461)	(9,435)	(16,991)	(17,617)
Realized loss on derivative instruments	(71,407)	—	(141,175)	—
Other	(35)	(4)	66	(4,271)
Cash used by financing activities	(268,040)	(41,892)	(521,011)	(33,627)

Investing activities
Capital expenditures on mining interests:
Fekola Mine	(39,567)	(53,379)	(86,652)	(117,382)
Goose Mine	(67,604)	(143,484)	(138,279)	(238,296)
Masbate Mine	(14,879)	(17,499)	(30,798)	(25,232)
Otjikoto Mine	(7,676)	(4,709)	(14,889)	(8,316)
Fekola Regional Properties	(28,377)	(5,004)	(44,299)	(8,173)
Gramalote Project	(7,849)	(5,151)	(17,026)	(11,944)
Other exploration	(12,809)	(13,878)	(24,499)	(19,474)
Cash proceeds on sale of mining interest, net of transaction costs	324,892	—	324,892	—
Cash proceeds on sale of long-term investments	18,076	—	18,076	—
Purchase of long-term investments	(3,598)	(1,318)	(3,598)	(3,126)
Funding of reclamation accounts	(2,883)	(5,027)	(3,244)	(6,448)
(Purchase) redemption of short-term investments	(639)	17,690	1,647	11,618
Other	(77)	(4,683)	(358)	(4,745)
Cash provided (used) by investing activities	157,010	(236,442)	(19,027)	(431,518)

Decrease in cash and cash equivalents	(189,785)	(23,253)	(79,312)	(31,276)

Effect of exchange rate changes on cash and cash equivalents	(3,033)	1,621	(17,230)	2,796

Cash and cash equivalents prior to restatement for amendments to IFRS 9	—	—	380,424	—
Adjustment on adoption of IFRS 9 amendments on January 1, 2026	—	—	2,694	—
Cash and cash equivalents, beginning of period	479,394	330,123	383,118	336,971
Cash and cash equivalents, end of period	$286,576	$308,491	$286,576	$308,491

B2GOLD CORP. CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (Expressed in thousands of United States dollars) (Unaudited)

	As at June 30, 2026	As at December 31, 2025
Assets
Current
Cash and cash equivalents	$286,576	$380,424
Receivables, prepaids and other	85,214	58,293
Value-added and other tax receivables	33,327	63,732
Inventories	696,874	627,225
	1,101,991	1,129,674

Long-term investments	193,676	286,066
Value-added tax receivables	312,381	276,035
Mining interests	3,775,764	3,760,337
Investments in associates	134,272	98,183
Long-term inventories	123,804	177,595
Other assets	83,179	74,986
Deferred income taxes	24,184	76,440
	$5,749,251	$5,879,316
Liabilities
Current
Accounts payable and accrued liabilities	$189,448	$174,802
Current income and other taxes payable	316,133	267,073
Current portion of prepaid gold sales	—	285,458
Current portion of long-term debt	32,608	33,870
Current portion of derivative instruments	94,006	237,308
Current portion of gold stream obligation	27,200	24,500
Current portion of mine restoration provisions	16,921	18,114
Other current liabilities	20,554	20,131
	696,870	1,061,256

Long-term debt	423,478	564,440
Gold stream obligation	230,100	258,231
Mine restoration provisions	146,759	151,293
Deferred income taxes	198,214	151,343
Employee benefits obligation	25,113	25,103
Other long-term liabilities	24,123	26,134
	1,744,657	2,237,800
Equity
Shareholders’ equity
Share capital	3,578,473	3,607,005
Contributed surplus	140,222	151,218
Accumulated other comprehensive (loss) income	(12,063)	55,955
Retained earnings (deficit)	265,245	(220,613)
	3,971,877	3,593,565
Non-controlling interests	32,717	47,951
	4,004,594	3,641,516
	$5,749,251	$5,879,316

NON-IFRS MEASURES

Cash operating costs per gold ounce sold and total cash costs per gold ounce sold

‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include post-commercial production mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended June 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	129,212	38,107	45,187	23,705	236,211
Royalties and production taxes	90,367	1,754	11,940	3,850	107,911

Total cash costs	219,579	39,861	57,127	27,555	344,122

Gold sold (ounces)	114,384	17,426	55,775	21,952	209,537

Cash operating costs per ounce ($/ gold ounce sold)	1,130	2,187	810	1,080	1,127

Total cash costs per ounce ($/ gold ounce sold)	1,920	2,287	1,024	1,255	1,642

	For the three months ended June 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	96,121	—	34,468	29,774	160,363
Royalties and production taxes	61,557	—	8,872	7,272	77,701

Total cash costs	157,678	—	43,340	37,046	238,064

Gold sold (ounces)	115,184	—	39,900	55,300	210,384

Cash operating costs per ounce ($/ gold ounce sold)	834	—	864	538	762

Total cash costs per ounce ($/ gold ounce sold)	1,369	—	1,086	670	1,132

	For the six months ended June 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	240,215	102,385	74,302	53,147	470,049
Royalties and production taxes	221,552	5,903	24,183	10,086	261,724

Total cash costs	461,767	108,288	98,485	63,233	731,773

Gold sold (ounces)	266,740	61,871	102,701	54,571	485,883

Cash operating costs per ounce ($/ gold ounce sold)	901	1,655	723	974	967

Total cash costs per ounce ($/ gold ounce sold)	1,731	1,750	959	1,159	1,506

	For the six months ended June 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	185,146	—	72,484	64,727	322,357
Royalties and production taxes	91,051	—	16,250	13,206	120,507

Total cash costs	276,197	—	88,734	77,933	442,864

Gold sold (ounces)	202,992	—	84,350	107,040	394,382

Cash operating costs per ounce ($/ gold ounce sold)	912	—	859	605	817

Total cash costs per ounce ($/ gold ounce sold)	1,361	—	1,052	728	1,123

Cash operating costs per gold ounce produced

In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include post-commercial production mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. Cash operating costs per gold ounce produced do not include pre-commercial production from Goose. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended June 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	129,212	38,107	45,187	23,705	236,211
Inventory sales adjustment	8,534	(276)	(4,148)	4,186	8,296

Cash operating costs	137,746	37,831	41,039	27,891	244,507

Gold produced (ounces)	116,281	12,890	51,039	23,438	203,648

Cash operating costs per ounce ($/ gold ounce produced)	1,185	2,935	804	1,190	1,201

	For the three months ended June 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	96,121	—	34,468	29,774	160,363
Inventory sales adjustment	4,758	1,178	6,151	(846)	11,241
Less pre-commercial production costs	—	(1,178)	—	—	(1,178)

Cash operating costs	100,879	—	40,619	28,928	170,426

Gold produced (ounces)	126,361	692	50,738	51,663	229,454
Less pre-commercial gold production	—	(692)	—	—	(692)

Adjusted gold produced (ounces)	126,361	—	50,738	51,663	228,762

Cash operating costs per ounce ($/ gold ounce produced)	798	—	801	560	745

	For the six months ended June 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	240,215	102,385	74,302	53,147	470,049
Inventory sales adjustment	9,054	6,316	1,427	(3,278)	13,519

Cash operating costs	249,269	108,701	75,729	49,869	483,568

Gold produced (ounces)	233,731	55,766	103,947	47,967	441,411

Cash operating costs per ounce ($/ gold ounce produced)	1,066	1,949	729	1,040	1,096

	For the six months ended June 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Production costs	185,146	—	72,484	64,727	322,357
Inventory sales adjustment	6,294	1,178	6,779	(4,592)	9,659
Less pre-commercial production costs	—	(1,178)	—	—	(1,178)

Cash operating costs	191,440	—	79,263	60,135	330,838

Gold produced (ounces)	220,166	692	97,107	104,241	422,206
Less pre-commercial gold production	—	(692)	—	—	(692)

Adjusted gold produced (ounces)	220,166	—	97,107	104,241	421,514

Cash operating costs per ounce ($/ gold ounce produced)	870	—	816	577	785

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.

Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.

B2Gold defines all-in sustaining costs per ounce as the sum of post-commercial production cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to restricted share units/deferred share units/performance share units ("RSUs/DSUs/PSUs"), community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total post-commercial production gold ounces sold to arrive at a per ounce figure.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended June 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	129,212	38,107	45,187	23,705	—	236,211
Royalties and production taxes	90,367	1,754	11,940	3,850	—	107,911
Corporate administration	4,424	573	508	1,074	12,063	18,642
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	—	6,619	6,619
Community relations	481	557	85	86	—	1,209
Reclamation liability accretion	664	366	340	337	—	1,707
Realized gains on derivative contracts	(5,723)	—	(3,772)	(311)	—	(9,806)
Sustaining lease expenditures	2,824	243	306	639	461	4,473
Sustaining capital expenditures(2)	39,567	66,403	14,290	2,856	—	123,116
Sustaining mine exploration(2)	—	3,345	36	263	—	3,644

Total all-in sustaining costs from commercial production	261,816	111,348	68,920	32,499	19,143	493,726

Gold Sold (ounces)	114,384	17,426	55,775	21,952	—	209,537

All-in sustaining cost per ounce ($/ gold ounce sold)	2,289	6,390	1,236	1,480	—	2,356

(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended June 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	39,567	67,604	14,879	7,676	129,726
Antelope development costs	—	—	—	(4,820)	(4,820)
Crusher circuit upgrades	—	(1,201)	—	—	(1,201)
Land acquisition costs	—	—	(589)	—	(589)

Sustaining capital expenditures	39,567	66,403	14,290	2,856	123,116

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended June 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine exploration	—	3,345	893	1,303	5,541
Non-sustaining exploration	—	—	(857)	(1,040)	(1,897)

Sustaining mine exploration	—	3,345	36	263	3,644

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended June 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	96,121	—	34,468	29,774	—	160,363
Royalties and production taxes	61,557	—	8,872	7,272	—	77,701
Corporate administration	3,591	—	541	938	10,713	15,783
Share-based payments – RSUs/DSUs/PSUs(1)	15	—	—	—	4,663	4,678
Community relations	192	—	79	288	—	559
Reclamation liability accretion	697	—	335	246	—	1,278
Realized losses on derivative contracts	508	—	342	59	—	909
Sustaining lease expenditures	(755)	—	325	2,072	543	2,185
Sustaining capital expenditures(2)	36,308	—	14,718	4,607	—	55,633
Sustaining mine exploration(2)	—	—	54	352	—	406

Total all-in sustaining costs from commercial production	198,234	—	59,734	45,608	15,919	319,495

Gold Sold (ounces)	115,184	—	39,900	55,300	—	210,384

All-in sustaining cost per ounce ($/ gold ounce sold)	1,721	—	1,497	825	—	1,519

(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended June 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	53,379	—	17,499	4,709	75,587
Fekola underground	(17,071)	—	—	—	(17,071)
Other	—	—	(2,781)	(102)	(2,883)

Sustaining capital expenditures	36,308	—	14,718	4,607	55,633

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the three months ended June 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine exploration	—	—	531	2,382	2,913
Non-sustaining exploration	—	—	(477)	(2,030)	(2,507)

Sustaining mine exploration	—	—	54	352	406

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the six months ended June 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	240,215	102,385	74,302	53,147	—	470,049
Royalties and production taxes	221,552	5,903	24,183	10,086	—	261,724
Corporate administration	8,732	1,064	1,117	2,357	22,100	35,370
Share-based payments – RSUs/DSUs/PSUs(1)	—	—	—	—	14,131	14,131
Community relations	967	900	245	378	—	2,490
Reclamation liability accretion	1,317	727	672	668	—	3,384
Realized gains on derivative contracts	(5,356)	—	(3,548)	(313)	—	(9,217)
Sustaining lease expenditures	5,568	1,339	624	2,820	909	11,260
Sustaining capital expenditures(2)	86,652	113,962	30,097	6,126	—	236,837
Sustaining mine exploration(2)	—	9,763	75	504	—	10,342

Total all-in sustaining costs from commercial production	559,647	236,043	127,767	75,773	37,140	1,036,370

Gold Sold (ounces)	266,740	61,871	102,701	54,571	—	485,883

All-in sustaining cost per ounce ($/ gold ounce sold)	2,098	3,815	1,244	1,389	—	2,133

(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the six months ended June 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	86,652	138,279	30,798	14,889	270,618
Site infrastructure construction	—	(23,116)	—	—	(23,116)
Antelope development costs	—	—	—	(8,763)	(8,763)
Crusher upgrade costs	—	(1,201)	—	—	(1,201)
Land acquisitions	—	—	(701)	—	(701)

Sustaining capital expenditures	86,652	113,962	30,097	6,126	236,837

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the six months ended June 30, 2026
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine exploration	—	9,763	1,301	2,598	13,662
Non-sustaining exploration	—	—	(1,226)	(2,094)	(3,320)

Sustaining mine exploration	—	9,763	75	504	10,342

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the six months ended June 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$	$

Production costs	185,146	—	72,484	64,727	—	322,357
Royalties and production taxes	91,051	—	16,250	13,206	—	120,507
Corporate administration	6,528	—	1,068	2,287	17,702	27,585
Share-based payments – RSUs/DSUs/PSUs(1)	30	—	—	—	8,201	8,231
Community relations	674	—	181	703	—	1,558
Reclamation liability accretion	1,312	—	680	509	—	2,501
Realized losses on derivative contracts	621	—	381	82	—	1,084
Sustaining lease expenditures	164	—	641	2,412	970	4,187
Sustaining capital expenditures(2)	82,834	—	21,580	8,214	—	112,628
Sustaining mine exploration(2)	—	—	70	845	—	915

Total all-in sustaining costs	368,360	—	113,335	92,985	26,873	601,553

Gold sold (ounces)	202,992	—	84,350	107,040	—	394,382

All-in sustaining cost per ounce ($/ gold ounce sold)	1,815	—	1,344	869	—	1,525

(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the six months ended June 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine capital expenditures	117,382	—	25,232	8,316	150,930
Fekola underground	(34,548)	—	—	—	(34,548)
Other	—	—	(3,652)	(102)	(3,754)

Sustaining capital expenditures	82,834	—	21,580	8,214	112,628

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements (dollars in thousands):

	For the six months ended June 30, 2025
	Fekola Mine	Goose Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$	$

Operating mine exploration	—	—	951	4,213	5,164
Regional exploration	—	—	(881)	(3,368)	(4,249)

Sustaining mine exploration	—	—	70	845	915

Adjusted net income and adjusted earnings per share - basic

"Adjusted net income" and "adjusted earnings per share – basic" are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below (dollars in thousands):

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	$	$	$	$

Net income attributable to shareholders of the Company for the period:	417,334	154,424	617,271	212,011

Adjustments for non-recurring and significant recurring non-cash items:
Gain on sale of mining interests	(292,374)	—	(292,374)	—
Unrealized (gains) losses on derivative instruments	(135,472)	19,780	(152,012)	70,655
Write-off of plant and equipment	49,713	—	49,713	—
Gain on dilution of associate	(6,126)	—	(30,129)	—
Change in fair value of gold stream	(35,720)	21,754	(16,914)	52,306
Other cost of sales	15,862	—	15,862	—
Realized gain on total return swap	—	—	—	(7,731)
Write-down of mining interests	—	—	—	5,118
Deferred income tax expense (recovery)	27,664	(33,119)	109,341	(47,670)

Adjusted net income attributable to shareholders of the Company for the period	40,881	162,839	300,758	284,689

Basic weighted average number of common shares outstanding (in thousands)	1,331,711	1,321,740	1,336,219	1,320,074

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.03	0.12	0.23	0.22

Free cash flow

"Free cash flow" is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines free cash flow as net cash flow provided by operating activities less capital expenditures.

Management believes that the presentation of free cash flow is appropriate to provide additional information to investors on the Company's ability to operate without reliance on additional borrowing. Management further believes that its presentation of this non-IFRS financial measures provides information that is useful to investors because it is an important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

A reconciliation of net cash provided by operating activities to free cash flow as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below (dollars in thousands):

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025	2026	2025
	$	$	$	$

Cash (used) provided by operating activities	(78,755)	255,081	460,726	433,869

Capital expenditures
Fekola Mine	(39,567)	(53,379)	(86,652)	(117,382)
Goose Mine	(67,604)	(143,484)	(138,279)	(238,296)
Masbate Mine	(14,879)	(17,499)	(30,798)	(25,232)
Otjikoto Mine	(7,676)	(4,709)	(14,889)	(8,316)
Fekola Regional Properties	(28,377)	(5,004)	(44,299)	(8,173)
Gramalote Project	(7,849)	(5,151)	(17,026)	(11,944)
Other exploration	(12,809)	(13,878)	(24,499)	(19,474)

Total capital expenditures	(178,761)	(243,104)	(356,442)	(428,817)

Free cash flow	(257,516)	11,977	104,284	5,052

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Rebecca Henare
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com